UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

December 8, 2015

Date of Report (Date of earliest event reported)

UNIVEST CORPORATION OF PENNSYLVANIA

(Exact name of registrant as specified in its charter)

Pennsylvania	0-7617	23-1886144
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

14 North Main Street, Souderton, Pennsylvania	18964
(Address of principal executive offices)	(Zip Code)

(215) 721-2400

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 1.01 — Entry into a Material Definitive Agreement.

On December 8, 2015, Univest Corporation of Pennsylvania (“Univest”) and Fox Chase Bancorp, Inc. (“Fox Chase”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Fox Chase will merge with and into Univest, with Univest as the surviving corporation (the “Merger”). Immediately following the Merger, Fox Chase Bank, the wholly owned banking subsidiary of Fox Chase, will merge with Univest Bank and Trust Co., the wholly owned banking subsidiary of Univest. The Merger Agreement was approved unanimously by the boards of directors of both Univest and Fox Chase.

Upon completion of the Merger, Fox Chase shareholders will have the right to receive for each share of Fox Chase common stock, at their election (subject to the allocation and proration procedures in the Merger Agreement), either (i) 0.9731 shares of common stock, par value $5.00 per share, of Univest (“Univest Common Stock”) or (ii) $21.00 in cash. The Merger Agreement provides that 60% of the outstanding shares of Fox Chase common stock will be converted into right to receive shares of Univest Common Stock and the remainder of the outstanding shares of Fox Chase common stock will be converted into the right to receive cash.

The Merger Agreement provides that Univest will appoint Thomas M. Petro, President and Chief Executive Officer and a director of Fox Chase, and two other current members of Fox Chase’s board of directors to the Univest board of directors effective upon closing of the Merger. Univest has agreed to nominate each of such directors for an additional three-year term at the completion of their initial term on the Univest board of directors.

The Merger Agreement contains customary representations and warranties from both Univest and Fox Chase, and each party has agreed to customary covenants between execution of the Merger Agreement and the closing of the Merger, including in the case of both Univest and Fox Chase a covenant to convene a meeting of shareholders to consider the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve and adopt the Merger Agreement, and, in the case of Fox Chase, a covenant, subject to certain exceptions, not to solicit alternative acquisition proposals, provide information to third parties or engage in discussions with third parties relating to an alternative acquisition proposal.

Completion of the Merger is subject to a number of customary conditions, including, among others, (i) the approval of the Merger Agreement by the shareholders of each of Fox Chase and Univest, (ii) the effectiveness of the registration statement to be filed by Univest with the Securities and Exchange Commission (“SEC”) relating to the Univest common stock to be issued in the Merger, (iii) approval of the listing on The Nasdaq Stock Market of the shares of Univest Common Stock to be issued in the Merger, (iv) the absence of any order or other legal restriction prohibiting the closing of the Merger, and (v) receipt of required regulatory approvals without the imposition of any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the board of directors of either Univest or Fox Chase, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise or materially impair the value of Fox Chase to Univest or the value of Univest to Fox Chase. Each party’s obligations to complete the Merger is also subject to certain additional customary conditions, including: (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) the absence of any material adverse effect (as such term is defined in the Merger Agreement) with respect to the other party, and (iv) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Univest and Fox Chase, including, among others, if the Merger has not been completed by December 31, 2016 or such later date as shall have been agreed to in writing by Univest and Fox Chase. Fox Chase may also terminate the Merger Agreement in the event of certain declines in Univest’s stock price measured against a bank index over the period from the date of the Merger Agreement to the later to occur of the Fox Chase shareholders’ meeting or receipt of the last regulatory approval required for the Merger. Fox Chase and Univest each also has the right to terminate the Merger Agreement under certain circumstances relating to other permitted acquisition proposals and, in the event of such termination, Fox Chase would be obligated to pay Univest a termination fee of $10.0 million.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties, and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive completion of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Univest or Fox Chase, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Univest, Fox Chase, and their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Univest and Fox Chase and a prospectus of Univest, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Univest and Fox Chase make with the SEC.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Univest and Fox Chase, or other effects of the proposed merger on Univest and Fox Chase. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Univest nor Fox Chase undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Univest and Fox Chase with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Univest and Fox Chase; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

Univest intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Univest common stock as well as the joint proxy statement of Fox Chase and Univest for the solicitation of proxies from their shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF UNIVEST AND FOX CHASE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement-prospectus, as well as other filings containing information about Univest and Fox Chase, may be obtained at the SEC’s website at http://www.sec.gov. In addition, copies of the joint proxy statement-prospectus can also be obtained free of charge by directing a request to Univest Corporation of Pennsylvania, Univest Plaza, 14 North Main Street, Souderton, PA 18964, attention: Corporate Secretary (215-721-8397), or from the “Investor Relations” section of Univest’s web site at http://www.univest.net; or to Fox Chase Bancorp, Inc., 4390 Davisville Road, Hatboro, Pennsylvania 19040, attention: Roger S. Deacon, (telephone 215-775-1435).

Univest, Fox Chase, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Univest and Fox Chase in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement-prospectus relating to the merger. Information concerning Univest’s directors and executive officers, including their ownership of Univest common stock, is set forth in its proxy statement previously filed with the SEC on March 19, 2015. Information concerning Fox Chase’s directors and executive officers, including their ownership of Fox Chase common stock, is set forth in its proxy statement previously filed with the SEC on April 10, 2015. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement-prospectus when they become available.

Item 9.01 — Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of December 8, 2015, by and between Univest Corporation of Pennsylvania and Fox Chase Bancorp, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 11, 2015	UNIVEST CORPORATION OF PENNSYLVANIA

	By:	/s/ Michael S. Keim
Michael S. Keim
Senior Executive Vice President and Chief Financial Officer

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